UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              URANIUM RESOURCES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    916901309
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                                 (CUSIP Number)

                                February 27, 1999
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                          (Date of Event Which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916 901 309                                          Page 2 of 5 pages
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1     NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A. The Winchester Group, Inc. 13-3592564
      B. Rudolf J. Mueller
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)|X|
                                                                          (b)|_|
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      A. State of Delaware
      B. United States of America
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                  5     SOLE VOTING POWER
   NUMBER
                        See Item 3
 OF SHARES        --------------------------------------------------------------
                  6     SHARED VOTING POWER
BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY        7     SOLE DISPOSITIVE POWER

    EACH          --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
   PERSON
                        A. 2,239,877
    WITH                B. 2,239,877
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,239,877
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10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       |_|


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      18.58%
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12    TYPE OF REPORTING PERSON

      A. BD and IA
      B. OO (see item 3)
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

CUSIP No. 916 901 309                                          Page 3 of 5 pages
---------------------                                          -----------------

Item 1.

            (a)   Name of Issuer: Uranium Resources Inc. (the "Company")

            (b)   Address of Issuer's Principal Executive Offices:

                  12750 Merit Drive, Suite 1020
                  Dallas, Texas 75251

Item 2.

            (a)   Name of Person Filing:        A. The Winchester Group, Inc.
                                                B. Rudolf J. Mueller

            (b)   Address of Principal Business Office:

                  The Winchester Group, Inc.
                  335 Madison Avenue
                  New York, New York 10017

            (c)   Citizenship:                  A. State of Delaware
                                                B. United States of America

            (d)   Title of Class of Securities: common stock (the "Common
                  Stock")

            (e)   CUSIP Number: 916 901 309

Item 3.     This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), and the Person filing is:

            A. an investment adviser in accordance with Section 13d-1(b)(I)(ii)(E), and a broker or dealer registered under section 15 of the Act;

            B. a registered representative with discretionary authority over certain accounts, including the accounts for which the Common Stock of the Company was acquired and an officer, director and a shareholder of The Winchester Group, Inc.

Item 4.     Ownership

            (a)   Amount beneficially owned: 2,239,877

            (b)   Percent of class: 18.58%

            (c)   Number of Shares to which the person has:

                  (i)   sole power to vote or to direct the vote: A: None.
                                                                  B: 718,600

                  (ii)  shared power to vote or to direct the vote: None

                  (iii) sole power to dispose or to direct the disposition of:
                                                                  A: None.
                                                                  B: 718,600

                  (iv)  shared power to dispose or to direct the disposition of:
                                                                  A: 2,239,877
                                                                  B: 1,521,277

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

CUSIP No. 916 901 309                                          Page 4 of 5 pages
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Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  The Reporting Persons have no knowledge if any one person, other than the Reporting Persons, has more than five percent interest in the Company's Common Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group

                  Not Applicable

Item 9.     Notice of Dissolution of Group

                  Not Applicable

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 916 901 309                                          Page 5 of 5 pages
---------------------                                          -----------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date: March 22, 1999
                                                --------------------

                                          The Winchester Group, Inc.


                                          By: /s/ Clare Nolan
                                              ----------------------
                                          Name: Clare Nolan
                                          Title: Corporate Secretary


                                          /s/ Rudolf J. Mueller
                                          --------------------------
                                              Rudolf J. Mueller